File No. 82-34834

NEWALTA

08002537

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Announces Dates for Annual and Special Meeting, First Quarter 2008 Results and Conference Call

CALGARY, Alberta, Canada, April 24, 2008 – Newalta Income Fund ("Newalta") will hold its annual and special meeting of unitholders on Tuesday, May 13, 2008 at 2:00 p.m. Mountain Time.

Newalta also announced today that it will issue its results for the first quarter 2008 on Tuesday, May 6, 2008 after the market closes. Newalta will hold a conference call to discuss its results on Wednesday, May 7, 2008 at 11:00 a.m. Eastern Time.

Newalta's management will review financial results for the first quarter of 2008. The call will be hosted by Al Cadotte, President and CEO; Ron Sifton, Executive Vice President and CFO; and Jim McClimans, Vice President, Finance.

To participate in the teleconference, please call 416-644-3430 or 1-800-814-4860. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Wednesday, May 14, 2008, by dialing 416-640-1917or 1-877-289-8525 and using the passcode 21270563#.

Details of the annual and special meeting of unitholders are as follows:

Date: Tuesday, May 13, 2008

Location: The Telus Convention Centre (Room 106, North Building), 120 Ninth Avenue SE, Calgary, Alberta, Canada

Time: 2:00 p.m. (MT)

For those unable to attend the annual meeting, the presentation will be webcast live at www.newalta.com and subsequently archived on Newalta's website.

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Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, lead, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019
www.newalta.com

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